Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

On July 29, 2021, TPG Pace Solutions Corp. (“TPG Pace”) and Vacasa Holdings LLC (“Vacasa”) made a presentation available regarding Vacasa’s technology platform, the transcript of which is as follows:

Matt Roberts:

Our technology platform underpins everything we do and we are really proud of it. I’ll now turn it over to Mike to take you through it in more detail.

Mike Xenakis:

Thanks Matt - let’s jump right in.

Our platform is made up of best in class products that are purpose built for the vacation rental lifecycle. Our proprietary Vacation Rental Management System is at the nucleus of our platform. It’s not off the shelf, but instead purpose-built to accommodate the differentiated functionality we require at scale. We’re not trying to support 10,000 listings, but hundreds of thousands of listings and millions of nights sold. Additionally, it’s not designed to just support homeowners, but instead reflects the breadth of our service and supports guests and operations alike. It’s basically the glue that holds together our purpose built products.

Our data advantage fuels our smart acquisition engine, which is another example of how AI and machine learning play at Vacasa. We use our trove of proprietary supply, demand and operational data to identify, predict and target the highest value properties in a given area. In that way, we are able to efficiently hone in on the most valuable supply.

Our Carto Map predictive scoring tool allows us to anticipate how much homeowners can earn and predict the potential value of a property to Vacasa in order to prioritize our marketing efforts.

This is a proprietary piece of technology that we believe has allowed us to build the strongest outbound sales lead funnel in the industry helping us go after the supply opportunity.

For homeowners, vacation rentals are better with Vacasa. Homeowners can simply hand us their keys and we handle the rest. From marketing and booking to pricing and maintenance, we act as the trusted partner every step of the way. We are only a call or click away on their homeowner dashboard. Vacasa homeowners enjoy greater peace of mind, superior income generation, and better service.

Our homeowner products remove friction from every step of the process. Homeowners can easily access all their booking, payment, and performance details in a simple, intuitive interface on our homeowner portal or via our mobile app. Personalized recommendations and revenue forecasts are available at the touch of a button. We offer a true omni-channel communication platform to maintain connectivity and ensure our homeowners are fully supported every step of the way.

We’ve built a seamless booking experience for guests that rivals top players in the industry. The vast majority of our traffic is organic - we spend less than 1% of GBV on guest acquisition, a tribute to the differentiated and compelling nature of our inventory and business model.

Uniquely, we offer a selection of properties that already have a level of curation and quality. It’s clear to the user that they’re on a site solely focused on reputable vacation rentals.

Guests can find Vacasa homes on all major booking sites, including our own, and leading travel brands like Marriott. Regardless of where they find us, the vacation rental experience for guests is elevated with Vacasa, on par with the hospitality they would expect at a hotel. Our technology platform and experienced team deliver high-quality, consistent experiences. One example is our powerful guest app that enables a frictionless experience with a comprehensive suite of features for before, during and after their stay. Guests are able to search, book and pay for their stay. Leading up to the trip we prepare them by sending important details about the home and their stay. Upon arrival at the home, the guest app facilitates access to the property, WiFi connection and our 24/7 support.

The hospitality we deliver to guests - both through our service and through our app - is designed to build loyalty and drive repeat bookings over time.

Our HomeCare Hub is a proprietary software tool purpose-built for vacation rentals, and powered by AI. Not unlike Uber and Doordash who have built proprietary technology and machine learning algorithms to manage transportation and food deliveries, our HomeCare Hub and field operations network allows us to optimize staffing, assignments, dispatching and workflows across all of our local markets. Operations managers have a complete pulse on all the homes in their portfolio 24/7 with bi-directional flow of information from the property. Furthermore, we have built API integrations to vendors to maximize efficiency in the process. Our AI-driven software solution continuously improves, enhancing our operational effectiveness over time.

We run a highly operationally complex business which creates a natural competitive moat. Our technology platform powers our local logistics and operations and enables the scalability of our model.

Our field application is leveraged by all of our home care staff, maintenance personnel and local managers. It is directly tied into the HomeCare Hub, which enables seamless coordination between managers, contractors and field personnel. Our proprietary application provides visibility to employees on assigned tasks or open tickets. The application is used in a myriad of ways:

–	There is a real time event stream between the app and the HomeCare Hub to allow managers to know the clean status of the home

–	It provides directions to units with estimated clean times and security codes for entry

–	There is a guest check-out status to facilitate accelerated cleans

–	There are post cleaning photo submissions for real time inspection approval

–	...and the list goes on

Over time, we have been able to automate more and more of the operational playbook and leverage AI and machine learning to drive significant efficiency gains.

We are excited about the opportunity in front of us to enable smart homes to our entire network. When referring to smart homes, the primary device is the smart lock, but it extends to thermostats, in-home tablets, wifi, pool heaters, noise monitoring and preventative maintenance notifications. I’ll illustrate the benefits with a quick example:

–	Smart locks benefit the homeowner because they provide a level of security not available with static keys, even those in lock boxes. We can generate unique codes for every guest, employee, contractor or homeowner. However, the lock benefits the guest because they no longer run the risk of showing up and not finding the key in the lockbox or having to wait for the property manager to drop it off. The smart lock also greatly improves Vacasa’s operational efficiency. Local staff don’t need to respond to lost keys. Additionally, the locks can be programmed to trigger notifications so we know when a guest has checked-in and, more importantly, when they’ve checked-out. We can take this information and feed it into our scheduling algorithms to improve the efficiency of our local teams running home care

We are barely scratching the surface of our advanced smart home technology. The ability to overlay our AI expertise on the smart home ecosystem presents unique innovation opportunities and we are excited to continue the smart home rollout across our portfolio.

Homeowners can earn more when they switch to Vacasa. We do this by maximizing the total rental revenue. Rather than simply seeking to sell nights at the prevailing market price we use artificial intelligence to predict how and when we can deliver the maximum yield for homeowners, and price the home accordingly. We’re not seeking the highest average daily rate nor the most number of nights sold, but instead the combination of both. To achieve this optimization we continually update our algorithm - and when I say continually update I mean we make changes up to 12 million times a day across all our channels based on proprietary data and real-time booking dynamics.

To help bring this concept to life, consider the example of a ski lodge in Lake Tahoe. 12 months out from peak season the home may be priced at $600 per night reflecting a high likelihood of sale. As similar units in the area are booked near the $600 level the price will fluctuate up due to the scarcity of supply. If 2 months before peak season ski conditions deteriorate and booking trends slow down, the price will drop accordingly. Similarly, if we see an increase in length of stay searches, we might drop the daily rate for those searches to lock in a higher overall yield.

The other thing we do to stay ahead in this space is constant A/B testing to beat the existing algorithm. Our data scientists and machine learning engineers constantly test, iterate and release new algorithms in an effort to improve revenue per available night. If they succeed we replace, rinse and repeat.

These yield management and pricing capabilities are clearly a key component of the value we deliver to homeowners and are differentiated vs. others in the industry.

On the demand generation side there is no other industry player that has invested in connections to the largest network of distribution partners. Other than Vacasa.com, our three largest are Airbnb, Vrbo and Booking, but we also extend our distribution to every local property site and larger brands like Marriott. We also successfully integrated with Google to list our vacation rentals on their search engine. We believe we are only one of a few platforms that can do so.

It’s not just that we can seamlessly integrate and syndicate our listings across all of these channels but it’s the tools we’ve built to allow for granular modifications on listing or prices by channel. We’ve built a proprietary universal channel management system that takes the details associated with a given unit and shares the listing instantly with the appropriate partner sites. We overlay our partner optimization dashboard that allows us to run A/B tests across our partner network, understand pricing elasticity by partner and work to optimize contribution regardless of channel.

Our powerful technology combines with the other components of our platform to create a mutually reinforcing flywheel effect. Our platform becomes more efficient and intelligent with every home we add and every night we sell. Greater scale drives better tech which ultimately leads to a better homeowner and guest experience, further building scale. The flywheel effect strengthens as we grow and allows us to generate margin leverage over time from increased homeowner retention, more repeat guests, and increased operational efficiencies. It also creates a significant data advantage, which is critical fuel for any technology company.

We believe these economies of scale and data advantage create a competitive moat for our business.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa and TPG Pace Solutions. A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by Vacasa, Inc. (“NewCo”) that will include a proxy statement for the shareholders of TPG Pace Solutions that also constitutes a prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, and in the preliminary and definitive proxy statements to be filed by TPG Pace Solutions with the SEC regarding the transaction when available. TPG Pace Solutions’ SEC filings are available publicly on the SEC’s website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which will be filed by TPG Pace Solutions with the SEC as an exhibit to a Current Report on Form 8-K.